

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

<u>Via Email</u>
Mr. Lawrence H. Wolfe
Chief Financial Officer
Mustang Alliances, Inc.
2855 N. University Drive, Suite 320
Coral Springs, Florida 33065

     Re: Mustang Alliances, Inc.
              Item 4.01 Form 8-K
              Filed October 25, 2011
              Item 4.01 Form 8-K
              Filed November 1, 2011
              File No. 000-54212

Dear Mr. Wolfe:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Heather Clark

                 Heather Clark
                 Staff Accountant